Filed pursuant to Rule 433
Dated March 5, 2013

Relating to
Pricing Supplement No. 661 dated March 5, 2013 to
Registration Statement No. 333-178081

Global Medium-Term Notes, Series G
Euro Fixed Rate Senior Registered Notes Due 2018

Issuer:	Morgan Stanley
Principal Amount:	€1,250,000,000
Maturity Date:	March 12, 2018
Trade Date:	March 5, 2013
Original Issue Date (Settlement):	March 12, 2013 (T+5)
Interest Accrual Date:	March 12, 2013
Issue Price (Price to Public):	99.487%
Agents’ Commission:	0.35%
All-in Price:	99.137%
Net Proceeds to Issuer:	€1,239,212,500
Interest Rate:	2.25% per annum
Interest Payment Period:	Annual
Interest Payment Dates:	Each March 12, commencing March 12, 2014
Day Count Convention:	Actual/Actual (ICMA)
Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Euro (“€”)
Minimum Denominations:	€1,000
Business Days:	London, TARGET Settlement Day and New York
Listing:	Application will be made for listing on the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange’s Regulated Market
ISIN:	XS0901370691
Common Code:	090137069
Form:	Registered; issued under the New Safekeeping Structure (intended to be Eurosystem eligible)
Issuer Ratings:	Baa1 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)
Agents:
Morgan Stanley & Co. International plc (“MSIP”) and such other agents as shall be named in the above-referenced pricing supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Selling Restrictions:	In addition to the selling restrictions set forth on page S-43 in the accompanying prospectus supplement dated November 21, 2011, the following selling restrictions also apply to the notes:

Hong Kong
WARNING: The contents of this free writing prospectus, the accompanying prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus, you should obtain independent professional advice.
None of the notes has been offered or sold or will be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.  None of this free writing prospectus, the accompanying prospectus supplement, the accompanying prospectus or their contents has been reviewed by any regulatory authority in Hong Kong.  Accordingly, no person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the applicable securities law of Hong Kong) other than with respect to the notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of Hong Kong) and any rules made under that Ordinance.
Singapore
None of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, none of this free writing prospectus, the accompanying prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.  Where notes are subscribed or purchased under Section 275 by a relevant person which is:
(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 except:
(1)  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) of the SFA or Section 276(4)(i)(B) of the SFA;
(2)  where no consideration is or will be given for the transfer;
(3)  where the transfer is by operation of law; or
(4) pursuant to Section 276(7) of the SFA.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011